UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of January 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

PRESS RELEASE

Veolia Transport’s O&M contract for the Boston commuter service renewed for two more years

Paris, January 14, 2010. The Massachusetts Bay Transportation Authority (MBTA) in the United States has renewed the operate and maintain contract for the Boston commuter rail system for a further two years.
The contract is executed by the Massachusetts Bay Commuter Rail Company (MBCR), a subsidiary owned 60% by Veolia Transport in partnership with Bombardier (20%) and US company Alternate Concepts Inc. (20%).

The original contract with the city of Boston was signed in 2003 for five years, with three-year and two-year extension options. In 2008, MBCR obtained the first extension through July 2011. With this latest two-year extension, the contract will run through to the end of June 2013. For MBCR, the contract will generate revenue of approximately $600 million for the two additional years.

The Boston commuter rail system is the fifth largest such system in the United States. It carries 40 million people a year on a 750 km network that serves 80 towns and cities in the Massachusetts area, with 132 stations. The 1,800 employees run 460 trains per day. The MBTA retains responsibility for capital investments and delegates responsibility for operating the system, maintaining the vehicles and infrastructure, and customer service to the operator. For the duration of the contract, Veolia Transport is committed to targets for quality of service, including customer service, and for staff training.

“Veolia Transport would like to thank the MBTA for the confidence it has shown in us since 2003. It’s an honor to be able to continue our work through 2013,” said Cyrille du Peloux, chief executive officer of Veolia Transport. “In the space of 10 years, Veolia Transport has developed its services by boosting on-time performance, passenger information and vehicle comfort in order to improve travel conditions in the bay area. It’s also a success for our company’s rail business that will enable us to pursue our growth and reinforce our know-how and expertise in rail activities around the world.”

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Veolia Transport
Veolia Environnement's transport division operates in 28 countries and employs 83,654 people. Veolia Transport posted revenue of €6,1 billion in 2008. Veolia Transport operates 40,675 road and rail vehicles and carries more than 2,6 billion passengers per year. Veolia Transport contributes to remedy the shortage of urban space and avoids 4.1 million metric tons of greenhouse gas emissions (equivalent CO2) per year. www.veolia-transport.com

Veolia Environnement
Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €36,2 billion in 2008. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 14, 2010

VEOLIA ENVIRONNEMENT

By: /s/ Olivier Orsini
Name: Olivier Orsini
Title:   General Secretary